EXHIBIT 21.1

VENTANA MEDICAL SYSTEMS, INC.

SUBSIDIARIES (ALL 100% Owned)

Subsidiaries of the Registrant	Jurisdiction of Incorporation
Ventana Medical Systems, GmbH	Germany
Ventana Medical Systems, Japan K.K.	Japan
Ventana Medical Systems, Pty. Ltd.	Australia
Ventana Medical Systems, S.A.	France
Ventana Medical Systems, Ltd.	United Kingdom